================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 August 7, 2006

                                   ----------

                       Commission File Number: 333-130901

                                   ----------

                             MACRO BANSUD BANK INC.
             (Exact name of registrant as specified in its Charter)

                                   ----------

                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

                                   ----------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]          Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes       [ ]          No        [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes       [ ]          No        [X]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes       [ ]          No        [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

================================================================================

FOR MORE INFORMATION CONTACT:

Jorge F. Scarinci, CFA
Chief Investor Relations Officer
Phone: (5411) 5222 6730
Fax: (5411) 5222 8202
investorelations@macrobansud.com.ar
www.macrobansud.com.ar

               BANCO MACRO BANSUD S.A. ANNOUNCES THAT CENTRAL BANK
               ---------------------------------------------------
                    APPROVED ACQUISITION OF NUEVO BANCO BISEL
                    -----------------------------------------

>> (Buenos Aires, Argentina, August 7, 2006) - Banco Macro Bansud S.A. (BMA) (Buenos Aires Stock Exchange: BSUD / NYSE: BMA) today announced that the Argentine Central Bank has notified the authorization to transfer 100% of the capital stock of Nuevo Banco Bisel S.A., under the terms and conditions provided for in the Sale and Purchase Agreement executed on May 9, 2006, by Banco de la Nacion Argentina and Fundacion Banco de la Nacion Argentina as sellers, and Banco Macro Bansud S.A. and Nuevo Banco Suquia S.A. as buyers, which terms and conditions have already been informed.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 7, 2006
                                                     MACRO BANSUD BANK INC.


                                                     By:     /s/ Luis Cerolini
                                                             -------------------
                                                     Name:   Luis Cerolini
                                                     Title:  Attorney-in-fact